UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-38708

APHRIA INC.

(Translation of registrant’s name into English)

98 TALBOT ST. W.
LEAMINGTON, ONTARIO, N8H 1M8, CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4 to this report on Form 6-K are hereby expressly incorporated by reference into the registration statement on Form F-10 of Aphria Inc. (File No. 333-233426), as amended and supplemented, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020	APHRIA INC.

/s/ Carl Merton
Carl Merton
Chief Financial Officer

INDEX TO EXHIBITS

99.1	Securities Purchase Agreement, dated January 30, 2020, by and between Aphria Inc. and the investor
99.2	Warrant Indenture, dated January 30, 2020
99.3	Material Change Report
99.4	Consent of Fasken Martineau DuMoulin LLP